Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

VIA EDGAR SYSTEM

April 16, 2007

Ms. April Sifford, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Re:

SEC (2nd) Comment Letter dated March 7, 2007 on Form 20-F/A for the year ended March 31, 2006

Commission File No. 000-30314

Dear Ms. Sifford:

We are writing in response to the Staff's comment in its letter to us dated March 7, 2007, our response thereto dated March 8, 2007 and our subsequent telephone conversation with Mr. Ryan Milne.

This letter provides further clarification to our treatment of unrealised foreign currency translation gains and losses

Note 16. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 25

The staff queried as to why were the effects of the changes in exchange rates between functional currency (Canadian dollar) and the foreign currencies not reported in net income under the US GAAP. There should therefore be no difference in the treatment under Canadian GAAP and US GAAP for such item as per the staff.

RESPONSE

Our consolidated financials include financials of our wholly owned subsidiary, Bontan Oil & Gas Corporation (“BOG”). BOG is incorporated and located in Toronto, Ontario, Canada but its functional currency is US Dollar. BOG currently does not have any direct source of revenue to meet its operational costs and relies on funding from its parent company, Bontan Corporation Inc. (“BCI”) for its projects investments. Thus, BOG is currently an integrated entity.

For the last few years, BOG invested over US$3 million in an oil exploration project in Louisiana. These funds were borrowed from the parent company. As a result, there is a payable to BCI in the books of BOG of approximately US$3 million  and similarly BCI books  show receivable of the same amount in Canadian dollar, which is the functional currency.

Thus, at the time of quarterly and annual consolidation of the financials of BOG and BCI, BOG financials get converted into Canadian dollar as per the accounting policy. The resultant translation gains and losses, which are non realised, are therefore included in other comprehensive income as per FAS 52(13) and FAS 130 . However, such gains and losses are included in the computation of net income under the Canadian GAAP.

Please call me at 416-929-1806 with any questions regarding this letter.

Sincerely,

Sd:  Kam Shah

Bontan Corporation Inc.

By: Kam Shah, Chief  Executive and Financial Officer

cc:

Ryan Milne, Division of Corporate Finance